

Mail Stop 3233

November 6, 2015

Via E-Mail
William C. Owens
Chief Executive Officer and President
Owens Realty Mortgage, Inc.
2221 Olympic Boulevard
Walnut Creek, CA 94595

> **Re: Owens Realty Mortgage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-35989**

Dear Mr. Owens:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that you have indicated on the cover page that you are an accelerated filer and your public float at June 30, 2014 was approximately $204,561,000. Please tell us why you have not included Item 6 Selected Financial Data and only included two years of financial statements. Refer to Item 10(f) of Regulation S-K.

Item 2. Properties, page 28

2. It appears from your disclosure on pages 31-34 that you have significant leases expiring in 2015. In future filings please discuss the relationship of market rents and expiring rents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

3.   We note your disclosure of approximate net income (loss) from your real estate properties held within wholly-owned companies and other investment properties with significant operating results. We further note your disclosure that the information presented includes only the revenues and expenses directly related to the properties and no allocations have been made for overhead and other expenses that you incur that are not directly related to an individual property. It appears from your disclosure of how you derived the amounts presented that they constitute non-GAAP measures. Please tell us how you considered the definition of non-GAAP measure and the disclosures required by Item 10(e) of Regulation S-K.

Funds from Operations, page 54

4.   Please explain to us how you came to the conclusion that it is appropriate for a hybrid REIT to present FFO. Also, explain how your adjustments that are not uniquely real estate related are consistent with the NAREIT definition of FFO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities